VANCOUVER OFFICE Suite 555 - 999 Canada Place Vancouver, BC V6C 3E1 CANADA T E L: (604) 687- 1717 FA X: (604) 687- 1715 WEB: www.augustaresource.com

August 21, 2013

TO:     ALL APPLICABLE EXCHANGES AND COMMISSIONS

Dear Sirs:

Re:     AUGUSTA RESOURCE CORPORATION (the “Company”)

We advise the following with respect to the upcoming Meeting of Shareholders for the referenced Company:

1.	Meeting Type	Special
2.	Class of Securities Entitled to Receive Notice	Common
3	Class of Securities Entitled to Vote	Common
4.	CUSIP Number	050912203
5.	Record Date for Notice	September 16, 2013
6.	Record Date for Voting	September 16, 2013
7.	Beneficial Ownership determination date	September 16, 2013
8.	Meeting Date	October 17, 2013
9.	Meeting Location	Vancouver
10.	Issuer is sending proxy related materials directly to NOBO	No
11.	Issuer paying for delivery to OBO	Yes
12.	Issuer is sending proxy-related materials to registered holders using notice-and-access	No
13.	Issuer is sending proxy-related materials to beneficial owners using notice-and-access	No
14.	Stratification	No
	- Stratification type	N/A

Yours truly,

AUGUSTA RESOURCE CORPORATION

“Purni Parikh”

Purni Parikh
Vice President, Corporate Secretary

RIGHT PEOPLE. RIGHT PLACE. RIGHT PLAN.	STOCK SYMBOL: TSX - AZC